Integrated Term                      In this rider  "we", "our" and "us" mean
Insurance Rider                      The Equitable Life Assurance Society
                                     of the United States. "You" and "your" mean the owner of the Policy at the time an owner's right is exercised.


THIS RIDER'S BENEFIT. We will pay to the beneficiary the term insurance benefit in effect under this rider at the time of the insured person's death, when we receive proof that the insured person died while this rider was in force.

The term insurance benefit is equal to the face amount of this rider shown on page 3 of the policy. However, if the death benefit of the policy to which this rider is attached is calculated to be a percentage of the amount in your Policy Account, then the term insurance benefit will decrease in an amount equal to the amount by which the policy death benefit exceeds: (a) for Death Benefit Option A, the Face Amount of Insurance of the policy, or (b) for Death Benefit Option B, the Face Amount of Insurance of the policy plus the amount in your Policy Account. This rider's benefit will not be less than zero.

FACE AMOUNT DECREASES. If you request a decrease in the total Face Amount of Insurance (THIS EQUALS THE FACE AMOUNT OF THE POLICY PLUS THE FACE AMOUNT OF THIS RIDER), or a decrease results from a partial withdrawal, any such decrease will be applied to the policy and rider face amounts in proportion to their respective face amounts at the time the decrease is effective. Any decrease is subject to the minimum face amount specified in the policy.

DEATH BENEFIT OPTION CHANGES. A death benefit option change under the policy may result in a change in the face amount of this rider.

If the death benefit of the policy on the effective date of the option change is calculated to be a percentage of the amount in your Policy Account, then the face amount of this rider will decrease in an amount equal to the amount by which the policy death benefit exceeds: (a) for Death Benefit Option A, the Face Amount of Insurance of the policy, or (b) for Death Benefit Option B, the Face Amount of Insurance of the policy plus the amount in your Policy Account. This rider's face amount will not be less than zero.

If the death benefit of the policy on the effective date of the option change is equal to the Face Amount of Insurance of the policy, then the face amount of this rider will not change.

THIS RIDER'S COST. While this rider is in effect, its charge will be a part of the monthly deduction from the Policy Account. The monthly cost is the cost of insurance rate for this rider times the term insurance benefit at the beginning of the policy month divided by $1,000. Any flat extra charge attributable to this rider is included in the Policy Information section. We will determine cost of insurance rates for this rider from time to time. They will never be more than the rates shown in the Table of Maximum Monthly Cost of Insurance Rates on Page 4 - Continued of the policy.


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NONCONVERTIBILITY. This rider may not be converted.


WHEN THIS RIDER WILL TERMINATE. This rider will terminate ON THE EARLIEST OF THE FOLLOWING DATES:

1.  ON THE DATE THE POLICY TERMINATES; OR
2.  ON THE POLICY ANNIVERSARY NEAREST THE 100TH BIRTHDAY OF THE INSURED PERSON.


HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefit is subject to all the terms of this rider and the policy.





            The Equitable Life Assurance Society of the United States




Christopher M. Condron, Chairman        Pauline Sherman, Senior Vice President
and Chief Executive Officer             Secretary, and Associate General Counsel

R02-20